Exhibit 99.1

May 1, 2020

Toledo Advisors, LLC

Attn: Moshe Mueller

Re: Todos Medical Ltd. (the “Company”)

Dear Moshe:

This letter agreement hereby confirms that the conversion price of the aggregate principal amount of Notes of the Company of $119,295.70 plus $2,844.82 of accrued interest owned by Toledo Advisors, LLC (“Toledo”) is hereby reduced to $0.02 per share and the Company will issue 6,107,026 of its ordinary shares to Toledo pursuant to an exercise notice (the “Conversion”). Upon Conversion the principal amount of the notes and all accrued interest shall no longer be outstanding and any and all defaults shall be cured.

Todos Medical Ltd.

By:	/s/ Danel Hirsch
Name:	Daniel Hirsch
Title:	CFO

Accepted and Acknowledged by:

Toledo Advisors, LLC

By:	/s/ Moshe Mueller
Name:	Moshe Mueller
Title:	Managing Member

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